Linens Holding Co.

6 Brighton Road

Clifton, New Jersey  07012

October 14, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:	Ms. Kate Tillan
Assistant Chief Accountant

Re:	Linens Holding Co.
Form 10-K for the Fiscal Year Ended December 29, 2007
Filed March 20, 2008
File No. 333-135646-12

Dear Ms. Tillan:

This letter is provided in response to the Staff’s comment letter dated September 15, 2008 addressed to Mr. Francis M. Rowan, Chief Financial Officer of Linens Holding Co. (the “Company”).  We have restated the Staff’s comments and the Company’s response follows each comment.

Staff comment:

Form 10-K for the Fiscal Year ended December 29, 2007

1.               Please tell us when you intend to file your Form 10-Q for the fiscal quarters ended March 29, 2008 and June 28, 2008.

Company response:

As disclosed in the Company’s press releases on May 13, 2008 and August 12, 2008, and in Forms 12b-25 filed with the SEC on the same dates, the Company delayed filing its Forms 10-Q for the first and second fiscal quarters of 2008 as a result of the Company’s bankruptcy filings and the Company’s need for additional time to complete its financial statements and the necessary disclosures for the required filings.  The Company’s resources since the May 2, 2008 bankruptcy filings have been focused on the bankruptcy proceedings, seeking a successful reorganization, and continuing to operate its business.  As a result, those resources are already extremely strained.  At the same time, the Company is under the bankruptcy court’s supervision and the Company’s registered securities are held by a small number of sophisticated

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October 14, 2008

investors.  A substantial number of the holders of these debt securities are regularly involved in the bankruptcy proceedings.

Other factors have also contributed to the delays.  For example, because of the bankruptcy filings, the Company was required to obtain bankruptcy court approval for the retention of all professionals, including its external auditors.  Review of the quarterly financial statements, which is required prior to filing the Forms 10-Q could not begin until the retention was approved.  The retention was not approved until August 14, 2008.  In addition, as stated in the disclosures referred to above, the Company is required to perform an impairment analysis related to certain of its tangible and intangible assets as a result of the bankruptcy filings.  However, the Company has not been able to complete that analysis because of the uncertainty surrounding the Company’s future operations.  Therefore, the Company has not been able to finalize its quarterly income statements or balance sheets.

Although the Company has not filed its quarterly reports on Form 10-Q for fiscal year 2008, it has publicly reported financial and other information.  For instance, it continues to file all required Forms 8-K with the SEC during the bankruptcy proceedings.  It has also issued sales releases with respect to each of the first and second quarters.  In addition, in accordance with the discussion in Staff Legal Bulletin No. 2 (April 15, 1997), the Company has filed with the SEC (under cover of Form 8-K) the Monthly Operating Reports that it is required to file with the bankruptcy court under applicable bankruptcy rules and that include, among other things, monthly financial information.  The holders of the Company’s registered securities and the public have access to this information both through the bankruptcy court filings and the Form 8-K filings.

Subject to the disposition of the bankruptcy proceedings, the Company intends to file the outstanding Forms 10-Q as soon as reasonably practicable, but does not have a target date at this time.  It is possible that the Company will not be in a position to file its outstanding quarterly reports until the completion of the bankruptcy proceedings.

Staff comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview of Business, Page 35

2.               We note the following disclosures, among others:

“The Company’s financial performance is significantly affected by the Transactions.  The incurrence of long term debt to finance the Transactions results in materially higher interest expense and the application of purchase accounting results in significantly higher depreciation and amortization, which make the net loss of the Company not comparable to net income of the Predecessor Entity before the Transactions. None of these effects of the Merger affect the Company’s

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October 14, 2008

underlying fundamentals, which management believes remain strong, including its strong brand name recognition and attractive real estate locations.” [page 35]

“In fiscal 2008, the Company expects to open approximately 10 new stores as opposed to opening 18 new stores in fiscal 2007 and an average of approximately 47 new stores per year during the immediate three fiscal years preceding fiscal 2007.” [page 38]

“In October 2007, the Company entered into a new senior secured asset-based revolving credit facility agreement.  The new credit facility is beneficial compared to the prior credit facility that it replaced in several respects, including the use of higher advance rates on inventory and accounts receivable in the borrowing base computation and the total elimination of all financial maintenance covenants.  All of the agent banks that were party to the previous credit facility continued to be participants in the new credit facility.  As a result of entering into this agreement, the Company’s liquidity position was significantly enhanced.” [page 38]

“The Company anticipates that cash generated from operations together with amounts available under the New Credit Facility will be sufficient to meet its future working capital requirements, new store expenditures, new store inventory purchases and debt service obligations as they become due.” [page 44]

The disclosures are included in your December 29, 2007 Form 10-K filed on March 20, 2008.  We also note that your audit report and disclosures do not provide a discussion of any doubt as to the company’s ability to continue as a going concern.  In light of the fact that the company filed for bankruptcy under Chapter 11 as of May 2, 2008, please tell us why there is no discussion of the company’s liquidity problems in the 10-K.

Company response:

In its Form 10-K filed on March 20, 2008, the Company disclosed that future events could materially impact its liquidity and financial condition.  These disclosures were based on what the Company knew at the time of the filing.  Moreover, the disclosures reflected Company management’s evaluation and analysis of the Company’s liquidity and financial condition both as of the end of fiscal 2007 and as of the time of its earnings conference call and filing of the Form 10-K on March 20, 2008.  It was not until after the Company filed the Form 10-K on March 20 that it became apparent that rapid changes in the economic environment—beyond those that were already disclosed in the Form 10-K—were severely and negatively impacting the Company.  These unprecedented changes directly affected the Company’s vendors and, therefore, its liquidity.

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Disclosures Relating to or Affecting Liquidity

In fact, in its Form 10-K, the Company included multiple disclosures about the challenging economic environment and the many risk factors that could affect the Company’s future liquidity and financial condition.  For example, immediately following the sentence on page 44 of the Form 10-K quoted in the Staff’s comment, the Company disclosed that its future liquidity was dependent upon uncertain future events and was subject to significant risk factors:

“However, the Company’s ability to fund future operating expenses and capital expenditures and its ability to make scheduled payments of interest on, to pay principal on or refinance indebtedness and to satisfy any other present or future debt obligations will depend on future operating performance, prevailing conditions in the credit markets generally and in the retail sector specifically, as well as general economic, financial and other factors beyond the Company’s control, including those disclosed under “Risk Factors” in this report.” [page 44]

In addition, on the following page, the Company further explained that its liquidity and capital needs were dependent on uncertain future events and was subject to significant risk factors:

“Management regularly reviews and evaluates its liquidity and capital needs.  The Company experiences peak periods for its liquidity needs generally during the third quarter and fourth quarter of the fiscal year.  Such peak periods may require increases in the amounts available under its New Credit Facility from those currently existing and/or other debt or equity funding.  Management currently believes that the Company’s cash flows from operations and its availability under the New Credit Facility will be sufficient to fund its expected capital expenditures and working capital requirements as they become due; however, this is dependent on the factors noted above (including those disclosed under “Risk Factors” in this report) and no assurance can be given that the Company will be able to obtain access to increases to its credit facility or additional capacity from new credit facilities in the future should they become necessary.” [page 45]

The Company also disclosed the risks associated with these future uncertain events in the “Risk Factors” segment of the Form 10-K.  For instance, the Company included a risk factor on page 22 of the Form 10-K that directly related to its future liquidity and financial condition.  Importantly, this risk factor also disclosed how the Company’s liquidity and performance could be negatively impacted by its relationships with its vendors—an issue that, as discussed below, significantly contributed to the liquidity problems the Company faced after March 20, 2008:

“The Company’s ability to make payments on and refinance its indebtedness and to fund working capital needs and planned capital expenditures depends on its ability to generate adequate cash flow in the

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October 14, 2008

future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond its control. For example, the Company’s need to stock substantial inventory could increase its working capital needs. Also, current conditions in the credit markets generally and those relating to the retail sector specifically, including the ability of vendors to factor or insure their receivables from their retail customers, could result in reduced cash flow or increased challenges in obtaining additional financing or refinancing.  The Company cannot give assurance that its business will continue to generate cash flow from operations at current levels or that its cash needs will not increase. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and meet its other needs, it may have to refinance all or a portion of its existing indebtedness, obtain additional financing, reduce expenditures that it deems necessary to its business or sell assets.” [page 22; emphasis added]

In addition, on page 20, the Company stated in a risk factor that its substantial indebtedness “increase[s] the Company’s vulnerability to general adverse economic and industry conditions by making it more difficult for it to react quickly to changing conditions.”

The Company included additional risk factors in its Form 10-K that further addressed concerns about its vendor relationships, which, as discussed below, were a significant contributing factor to the Company’s subsequent liquidity problems.  The more relevant of these disclosures included the following:

•                  “The Company has no long term purchase contracts with any of its vendors and, therefore, has no contractual assurances of continued supply, pricing or access to products, and any vendor could change the terms upon which they sell to the Company or discontinue selling to the Company at any time.” [page 13]

•                  “If the Company’s relationships with its vendors are disrupted, it might not be able to acquire the merchandise the Company requires in sufficient quantities or on terms acceptable to it. Any inability to acquire suitable merchandise would have a negative effect on the Company’s business and operating results because it would be missing products from its merchandise mix unless and until alternative supply arrangements were made, resulting in deferred or lost guest sales.” [page 13]

•                  “Events such as labor disputes, natural disasters, availability of raw materials, vendor financial liquidity, general conditions in the credit markets, including increased challenges faced by vendors seeking to factor or insure their receivables from their retail customers, inclement weather, work stoppages or boycotts affecting the manufacturing or transportation sectors could increase the cost or reduce the supply of merchandise available to the Company and could adversely affect its results of operations.” [pages 13-14]

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In addition to identifying various risk factors that could negatively impact its liquidity and its vendor relationships, the Company also included disclosures in the Form 10-K that expressly recognized that the current economic environment was challenging.  In its Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K, the Company expressly addressed the impact of the negative developments in the economy on the Company’s business:

•                  “The Company’s sales performance in fiscal 2007 reflects the sluggish overall economy in general and the challenging retail environment in particular.” [page 38]

•                  “The overall economy in general and the retail environment in particular remain challenging.  Yet, the Company believes that it is beginning to see a healthier merchandise mix that reflects its commitment to recapture market share in the textiles business.  Despite a difficult retail landscape, the Company remains focused on executing its turnaround strategies.” [page 38]

•                  “The decrease in gross profit as a percentage of net sales [in fiscal 2007] was due to the highly promotional sales environment across the home furnishing sector.” [page 39]

The Company made similar disclosures in its press releases and earnings conference calls.  In its sales results press release on January 23, 2008, the Company again noted that its “gross margins in the fourth quarter were pressured by a highly promotional sales environment.”  In the earnings press release it issued on March 20, 2008 when it filed the Form 10-K, the Company again stated that it experienced a “decrease in gross margin reflecting the highly promotional environment during the quarter” and recognized the “challenges that the current macroeconomic environment presents.”  The Company also disclosed that “[i]n light of the current external market environment in the U.S., and the economic headwinds against the Company’s efforts to improve its comparable store sales growth, management has undertaken a series of cost reduction initiatives designed to bring its cost structure in line with its sales productivity.”  The Company also made similar statements in its November 13, 2007 and March 20, 2008 earnings conference calls.(1)

(1) For example, in the November 13, 2007 conference call, Francis M. Rowan, then the Company’s Chief Financial Officer, stated:  “To summarize, as expected, the overall economy in general and the retail environment in particular remain challenging. . . .  Despite a difficult retail landscape, we are focused on executing our turnaround strategies and we continue to enjoy sufficient liquidity to pursue our objectives over the longer term.”  Robert J. DiNicola, then the Company’s Chief Executive Officer stated that “if the external environment continues to downtrend at the rate it’s going, I would expect that the promotional stance from us and many others in the retail community will continue to accelerate.  So there’s going to be continued pressure on the margin side of the business.  We need to operate as best we can and not miss any opportunities going forward.  While recognizing that this is going to be a highly promotional environment that we’re operating in, even as we try to fix the business.”  In the March 20, 2008 call, the Company again pointed to the deteriorating economic environment generally and the highly promotional environment for sales it was experiencing.  Mr. DiNicola added that “[w]e know that the external environment is not going to improve any time in the near

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Company Management’s Evaluation and Analysis

Company management believes that its evaluation and analysis of the Company’s liquidity and financial condition, as of the filing of its Form 10-K on March 20, 2008, was accurate and reasonable given what was known at the time.  This evaluation and analysis was primarily based on a revised budget for fiscal 2008, which was more conservative than the original budget that had been reviewed and approved by the Board of Directors of the Company in October 2007.  Company management initially developed the original budget in the ordinary course of business after a detailed review of the Company’s operations.  It then revised this budget in January and February 2008 in order to assess the Company’s liquidity for 2008 with more conservative sales assumptions and projections.

Because the revised budget was based on more conservative projections and assumptions, Company management believed that it was reasonable and achievable.  This belief was also based, in part, on the progress of the Company’s turnaround plan.(2)  Moreover, the budget assumed that there would be no significant changes in the external environment outside of the Company’s control.  Also, at the time, Company management believed that the conservative sales assumptions used in the revised budget were prudent given the sluggish economy and the challenging retail environment.

The more conservative revised 2008 budget took into account the historical sales information from January and February 2008 and assumed a 4% decline in comparable store sales for the full fiscal year.  This sales assumption reflected lower comparable store sales than comparable store sales for fiscal 2007, which were negative 3.4%.  As a result, the level of comparable store sales assumed in the revised fiscal 2008 budget was a combined 7.3% below sales levels in 2006.  The budget included these assumptions even though comparable store sales for the fourth quarter of 2007 were only negative 1.0% and had actually increased to positive 0.9% during the 2007 holiday shopping season between November 23, 2007 (retail’s “Black Friday”) and December 29, 2007.

Using the revised 2008 budget, the Company projected its cash flow and liquidity in fiscal 2008 for evaluation purposes.  There were two facts critical to this examination.

First, the Company had a new credit facility, which Company management believed continued to be a significant positive factor with respect to the Company’s liquidity position.  As disclosed in the Form 10-K (and previously in a Form 8-K filing), the Company entered into a new $700 million senior credit facility in October 2007.  Compared to the Company’s previous future.  .. . . [W]e must now do more to affect the financial side of the equation going forward.  Consequently, in those areas that can control internally, we have developed a comprehensive plan of attack that will address certain expense categories that will help to bring our cost structure more in line with our anticipated sales productivity.”

(2) In the first quarter of fiscal 2008, the Company was in the second year of a previously disclosed multi-year turnaround plan.  Although the turnaround plan had resulted in $348.4 million of losses through the end of fiscal 2007, $203.6 million of the losses were non-cash charges.

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senior credit facility, the new credit facility had a $100 million increase in maximum availability, no financial covenants, and improved accounts receivable and inventory advance rates.  In addition, as disclosed in the Form 10-K:

“As of December 29, 2007, the Issuers had (1) $205.9 million in borrowings outstanding under the New Credit Facility at an average interest rate of 7.0%, (2) $16.1 million of cash on hand, (3) $53.0 million of letters of credit outstanding issued under the New Credit Facility, which includes standby letters of credit and import letters of credit used for merchandise purchases and (4) $302.9 million of excess availability under the New Credit Facility.” [page 44]

Second, when Company management conducted the evaluation and analysis of the Company’s liquidity and financial condition, the Company had a vendor base of approximately 1,000 vendors that included a consistent core of major vendors that had long-standing relationships with the Company for over 20 years.  Generally, the Company’s vendors had consistently shipped goods to the Company on 60-day payment terms, and, consistent with prior disclosures, there had been no overall material change in vendor payment terms at that time.

As of the filing of the Form 10-K on March 20, 2008, the Company’s liquidity analysis, which was based on its revised and conservative 2008 budget, projected excess availability under the new credit facility in excess of at least $70 million at the end of each fiscal quarter.(3)  Thus, as of this filing, Company management believed for fiscal 2008 that it would be able to fund operating expenses and capital expenditures and to make scheduled payments of interest on, to pay principal on or refinance indebtedness and to satisfy any other present or future debt obligations.

Company management provided its external auditor with this cash flow and liquidity analysis, and both the original 2008 budget and the more conservative revised budget.  This information was used by the auditor as part of its going concern analysis.

Events Subsequent to the Form 10-K Filing on March 20, 2008

After the Company filed its Form 10-K on March 20, 2008, it experienced significant changes that caused Company management to reevaluate its outlook regarding the Company’s liquidity and financial condition, which it believes to have been reasonable and accurate when the Form 10-K was filed.  As we all have witnessed, the financial and credit conditions of the U.S. economy have drastically changed in historic and unprecedented fashion.  Indeed, these changes have accelerated throughout the remainder of 2008, sometimes changing from one day

(3) As a result of the seasonality in its business, the Company experiences a high volume of inventory purchases in the third and fourth quarters of each year; thus the Company typically ends the fourth quarter, following the holiday season, with its highest level of availability under the credit facility.  Consistent with prior years, the excess availability under the facility was significantly reduced in the first quarter of 2008 as a result of seasonally lower sales and payments to vendors for products purchased for the holiday selling season.

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to the next.  The effects of these changes were not fully understood and assimilated by businesses throughout the United States, including the Company.

These events rapidly escalated in late March 2008 and their effects continued to be felt in early April 2008 (and throughout the rest of the year).  One critical event, which the Company did not immediately appreciate would impact its own business, occurred on Friday, March 14—just six days before the Company filed its Form 10-K.  Bear, Stearns & Co., facing imminent collapse, turned to both a rival bank and the federal government for assistance.  This culminated two days later, on March 16, with JPMorgan Chase & Co.’s acquisition of Bear, Stearns.  As we now know, this collapse was the first of many events that occurred throughout the rest of the year that revealed severe and extremely negative conditions in the U.S. economy, including contractions in the availability of credit.  It is fair to say that, in general, the ramifications of these events were not well understood at the time and are not fully understood even today.

Another rapidly evolving event more directly related to the Company’s fortunes concerned CIT Group Inc.  CIT was a primary source of factoring for a substantial number of the Company’s vendors that used factoring of accounts receivable to finance their operations.  On Monday, March 17, CIT’s counterparty rating was lowered to A-/A-2 with a negative outlook due to continued weakening in the credit markets and its likely drag on earnings.  On Thursday, March 20, CIT announced that it would access $7.3 billion on unused credit lines to repay debt and keep its core lending businesses running smoothly.  Then, on Thursday afternoon, March 20—after the Company filed its Form 10-K—it was reported that Fitch Ratings had put CIT on negative watch citing CIT’s need to raise capital.  Later, on Tuesday, March 25, CIT announced it was restricting lending to the participants in its retail lending programs as well as in its student loan and mortgage businesses.

Unfortunately, it turned out that CIT’s problems were indicative of the mounting problems facing the providers of factoring and credit insurance services to the Company’s vendors.  These problems had a direct impact on the Company—an impact that was not fully revealed to the Company until some time after the Company filed the Form 10-K on March 20.  The Company’s vendors that used factoring of accounts receivable to finance their operations primarily used CIT as a factor, but also utilized other factors that were being adversely affected by the credit markets and/or negatively impacted by CIT’s problems.  In addition, some of the Company’s vendors used credit insurance, and providers of credit insurance were also adversely affected.  Given the problems facing CIT and other factors, as well as the continuing deterioration in the credit markets, those Company vendors that had factoring arrangements with CIT and other firms could no longer maintain their historical credit terms with the Company.  As a result, a substantial number of factored vendors and vendors dependent on credit insurance demanded accelerated payment terms in order to continue shipping goods to the Company—and, in some cases, even just to put goods into production.  In order to maintain open supply lines, the Company was put in a position where it was forced to reduce payment terms.  The Company’s vendors that had not directly been affected by these events quickly became aware of the reduction in payment terms for factored vendors and approached the Company with similar demands.

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In addition, as the problems with CIT and other factoring firms (as well as the economy in general) escalated, the Company’s vendors were becoming cautious.  Like the Company, other retailers had experienced poor fourth quarter results in 2007.  In fact, the Company had specifically announced its fourth quarter sales results and decline in comparable store sales in its public filings, and had expressly acknowledged in its January 23, 2008 press release that its gross margins were significantly pressured by the highly promotional sales environment during the holiday season.  Despite these prior disclosures, when the Company released its earnings on March 20, the vendors generally reacted more negatively than expected and more negatively than to any prior earnings release by the Company.

As a result of these events, a substantial and increasing number of vendors demanded significantly accelerated payment terms or cash payment on delivery (“COD”) or cash payment before delivery (“CBD”).  Historically, the Company had not dealt with vendors on accelerated payment terms, COD, or CBD, except in negotiated discount arrangements that the Company controlled as discussed above.  This rapid and unprecedented acceleration of payment requirements had a dramatic impact on the Company’s cash flow.  Before these sudden changes to vendor terms, the Company’s average trade payables represented approximately $120 million in liquidity.  This liquidity rapidly decreased as vendors began to demand increasingly shorter terms.

Subsequent to March 20, 2008 and into April 2008, Company management recognized that the escalating acceleration of payment terms was quickly having a negative impact on liquidity and would continue to do so if the Company wanted to maintain adequate supplies of inventory in order to maintain sales levels.  The Company also recognized that the growing problem would increase in magnitude as the Company needed to order goods for the back-to-school period and the all-important holiday season in 2008.  Indeed, the Company disclosed these concerns in its Form 10-K.  For example, on page 8 of the Form 10-K, the Company acknowledged the importance of its vendor relationships, explaining that they “have been a significant contributor to its past success.”  In addition, the Company disclosed in the risk factor identified on page 22 that “current conditions in the credit markets generally and those relating to the retail sector specifically, including the ability of vendors to factor or insure their receivables from their retail customers, could result in reduced cash flow or increased challenges in obtaining additional financing or refinancing.”

The negative changes in these vendor relationships, the degree and speed of which could not have been reasonably anticipated, contributed to significant problems for the Company, which began in earnest subsequent to March 20, 2008 and rapidly accelerated in April.  As discussed below, Company management began seeking ways to ensure its liquidity for the duration of 2008.  When a number of alternatives failed, the Company ultimately filed for bankruptcy protection in May 2008.

Staff comment:

3.               Further, in your Form 8-K dated April 15, 2008 you disclose that you “decided to defer the approximately $16.1 million quarterly interest payment

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due on April 15, 2008 to the holders of its Senior Secured Floating Rate Notes due 2014” and that you were “in discussions with an ad hoc committee of holders of the Notes regarding a restructuring of the Company’s capital structure.”  Please tell us the dates when you made the decision to defer the payment and restructure the debt.  Tell us the dates of your discussions.  Tell us why you made the decision to defer the interest payment and restructure the debt, especially given the company’s “significantly enhanced” liquidity position” disclosed on page 38 of the 10-K.

Company response:

As discussed in our response to Staff comment no. 2 above, after the Form 10-K was filed, there was a rapid and unanticipated deterioration in the Company’s arrangements with its vendors.  As a result, beginning in late March and April 2008, the Company very quickly began to experience significant liquidity problems.  In the face of accelerated cash needs, Company management began looking at ways to enhance the Company’s liquidity position, including changes in the Company’s capital structure, as well as potential asset sales.  It began looking at all contingencies.(4)

Toward that end, in early April, the Company approached holders of a substantial principal amount of the Company’s Senior Secured Notes (“Notes”) about discussing ways to deleverage the Company’s balance sheet and a possible deferral of a quarterly interest payment due on April 15, 2008.  The Company considered the interest deferral as an option even though it had sufficient liquidity at that time to make the interest payment.

As part of this effort, the Company attempted to begin a dialogue with holders of the Notes.  The Company was able to organize a confidential meeting on Thursday, April 10, with the holders of a substantial principal amount of the Notes as an ad hoc committee of Noteholders (the “Noteholders Committee”).  Company management discussed with these noteholders the Company’s increasing liquidity challenges as a result of the changes in the vendor environment.  At this meeting, and as is typical when negotiating the modification or restructuring of debt terms, Company management raised the possibility of deferring the April 15 interest payment.

On April 11, Company management and the Company’s Board of Directors discussed the Company’s current status, the meeting with the Noteholders Committee, the possibility of deferring the April 15 interest payment, and the strategic alternatives available to the Company.  Based on the available information, the Board of Directors indicated support for the interest deferral, but deferred any decision in order to determine if a more favorable alternative or

(4) Given the overall economic environment and concerns many businesses were then having, the Company was taking prudent steps to continue to review its liquidity for 2008.  Toward that end, the Company retained a financial advisor, Conway, Del Genio & Gries & Co., LLC (“CDG”) in mid-March 2008 to help the Company improve its liquidity and cash-flow forecasting and modeling.  In early April, given its accelerated cash needs, the Company significantly expanded CDG’s role to assist the Company in looking at available alternatives for managing liquidity, its cost structure and its real estate portfolio, and for creating additional liquidity.

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alternatives could be realized.  The Board of Directors established an ad hoc committee of three directors (the “Board Committee”) to make the final determination on the interest deferral based on additional updates from Company management.  The Board of Directors also instructed management to seek a Forbearance Agreement from the lenders under the Company’s new credit facility to be entered into in the event of an interest deferral.

On April 14, the Company also held a confidential meeting with its major vendors to discuss the challenges facing the Company by the changes in vendor terms.

The Board Committee met late on April 14.  Company management gave an update on the Company’s status, including favorable negotiations with senior lenders regarding a Forbearance Agreement, and the absence of any short-term alternatives to the interest deferral.  Subject to signature pages being exchanged with respect to the Forbearance Agreement, the Board Committee authorized Company management to defer the April 15 interest payment.

The Company announced the interest deferral and the Forbearance Agreement on April 15.  While the new credit facility had significantly enhanced the Company’s liquidity position when entered into in October 2007, that assessment was based on the Company’s historic vendor payment terms, which had been significantly altered with the rapid deterioration in vendor terms over the previous three weeks.

Staff comment:

4.               You also disclose in the April 15, 2008 Form 8-K that “[d]espite the strides that LNT has made to improve the operational side of its business over the past two years, these measures have not produced acceptable financial results.  The increasing deterioration of the credit markets and the residential real estate meltdown, both stemming from the turmoil in the subprime mortgage market, and the resulting downturn in consumer spending, especially in the home sector, have combined to create additional and acute financial challenges for the Company and the retail sector as a whole.”  Please discuss why a similar discussion was not provided in your Form 10-K.

Company response:

As discussed in our response to Staff comment no. 2 above, the Company did disclose in its Form 10-K (and prior filings) that it was facing a challenging economic environment that impacted its financial condition and specifically its sales and gross margins.  The Company also identified and discussed in its Form 10-K future events and risk factors that could negatively impact its liquidity and financial condition.  Moreover, when Company management evaluated and analyzed the Company’s liquidity for 2008 before filing its Form 10-K, it did so based on the facts known at the time.

However, as discussed above, the external environment affecting the Company’s liquidity rapidly changed after the March 20 filing.  As a result, when the Company filed its Form 10-K, the Company (and even the experts in the field) did not fully recognize or appreciate the

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consequences of the overall economic circumstances that gave rise to the Company’s April 15 disclosure.  Certainly, the events of recent weeks demonstrate that the ramifications of the circumstances discussed in the Company’s April 15 disclosure were unclear and difficult to discern.

Staff comment:

5.               You also disclose in your April 15, 2008 Form 8-K that “[t]he rapidly increasing financial storm outside the Company, together with our operating results, have accelerated credit and insurance problems for our vendors, causing them to recently begin imposing significantly more restrictive payment terms on LNT.  These factors have had a dramatic effect on our liquidity outlook for the remainder of the year.  We have made the decision to postpone today’s interest payment as we continue to work with our constituencies to explore a number of alternatives to strengthen our balance sheet and improve liquidity.”  Please tell us the dates when these events occurred and explain to us in more detail how the events impacted your liquidity.

Company response:

Please see our response to Staff comment no. 2 above.  As more fully explained above, historic and unprecedented events rapidly occurred in late March and early April 2008, and these events directly impacted the Company’s liquidity in ways that could not have been reasonably anticipated when the Company filed its Form 10-K on March 20.

Staff comment:

Consolidated Results of Operations, page 38

6.               You disclose on page 40 that “[t]he Company recorded an income tax benefit of $50.6 million for fiscal 2007 compared with an income tax benefit of $88.1 million for fiscal 2006.  The Company’s effective tax benefit rate for fiscal 2007 decreased to 17.3% compared to 36.3% for fiscal 2006 primarily due to the $55.6 million valuation allowance which was recorded against United States net operating losses in the current year.”  Please tell us and disclose in future filings the significant reasons for the decrease in the effective tax benefit rate in 2007.

Company response:

In fiscal 2006, the Company had net operating loss (“NOL”) carryback potential resulting in full federal and state income tax benefit being recorded.  The Company exhausted the carryback potential in early 2007 and as a result of continued losses from operations conducted an evaluation of the realization of the deferred tax assets and whether there would be sufficient future taxable income in the period during which deductible temporary differences reverse.

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Based upon this evaluation, the Company determined that all deferred tax assets may not be realizable under the more likely than not criteria.  As a result, a valuation allowance was recorded on a portion of the deferred tax asset, which reduced the Company’s effective tax benefit rate in fiscal 2007.  The Company will expand the disclosures in future filings to more fully explain the reasons for the decrease in the effective tax benefit rate in 2007.

Staff comment:

Financial Statements, page 54

Consolidated Statements of Shareholders’ Equity, page 58

7.               Please tell us why your cumulative translation adjustment increased between 2006 and 2007.

Company response:

The Company’s cumulative translation adjustment (“CTA”) increased by $16.94 million from December 30, 2006 to December 29, 2007.  The Company’s CTA balance is primarily related to the translation of its Canadian subsidiaries from their functional currency (the Canadian Dollar) to the U.S. Dollar.  The increase in CTA is the result of a 16% appreciation in the value of the Canadian Dollar relative to the U.S. Dollar in fiscal 2007, combined with a significant increase in the Canadian subsidiaries’ net assets.

Staff comment:

Note 13.  Stock Incentive Plans, page 81

8.               Please tell us how you determined the fair value of your common stock for purposes of your fair value calculations under Black Scholes and Monte Carlo Simulation.

Company response:

The Company utilized a third-party professional firm to assist it in determining the fair value of the Company and, therefore, its common stock.  The Company then calculated a preliminary per share fair value by dividing the fair value of the Company by the total of number of shares.  As described in our response to Staff comment No. 9 below, the Company was assisted by another third-party professional firm in determining an appropriate volatility factor for its common stock facts known to it at the time.  The volatility factor was then used for purposes of processing the preliminary fair value calculation through a Black Scholes and a Monte Carlo Simulation to derive the fair value disclosed in Note 13 to the consolidated financial statements.

Securities and Exchange Commission

October 14, 2008

Staff comment:

9.               You disclose that you “used the Standard & Poor’s Specialty Retail Index for a period approximating the expected term as this index most closely approximates the Company’s applicable operating industry” in determining your volatility.  Please tell us how you considered paragraph A22 of SFAS 123R and Question 6 of SAB Topic 14.D.1.

Company response:

As part of its valuation process, the Company was assisted by a third-party professional firm, which utilized a peer group comprised of 17 specialty retailers, which the firm’s report referred to as the S&P Specialty Retail Index,” for purposes of its analysis.  Company management believes that these retailers had similar characteristics to those of the Company in that they were long-standing retailers with similar relative size.  Given these similar characteristics, the average volatility of this group was utilized as an input in the Company’s stock option valuation model, as described in our response to Staff comment no. 8 above.

Staff comment:

Item 9A. Controls and Procedures, page 106

10.         We note your disclosure that “there have been no significant changes to the Company’s internal control over financial reporting.”  To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation.  Please correct the disclosure in future filings.

Company response:

The disclosure was provided to address Item 308(c) of Regulation S-K and was intended to confirm the absence of any significant changes to the Company’s internal control over financial reporting during the fiscal fourth quarter of 2007, as provided in Item308(c) in the case of an annual report.  The phrase “the most recent fiscal quarter” was intended to be a reference to the fiscal fourth quarter of 2007 and not to the fiscal quarter in which the Form 10-K was being filed or with respect only to the period subsequent to the date of the Company’s evaluation.  In order to clarify the disclosure in future filings, the Company will instead use the phrase “the Company’s last fiscal quarter” verbatim from Item 308(c).

Securities and Exchange Commission

October 14, 2008

Additionally, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing and in any other filings by the Company;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact me at 973-815-2918.  My fax number is 973-815-2990.

Very truly yours,

/s/ SCOTT M. HURD
Scott M. Hurd
Vice President and Chief Financial Officer